BAKER DONELSON CENTER, SUITE 800 211 COMMERCE STREET NASHVILLE, TENNESSEE 37201 MAILING ADDRESS: P.O. BOX 190613 NASHVILLE, TENNESSEE 37219 PHONE: 615.726.5600 FAX: 615.726.0464
WWW.BAKERDONELSON.COM

April 28, 2015

VIA EDGAR CORRESPONDENCE

Ms. Sonia Gupta Barros

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:                           Community Healthcare Trust Incorporated
Registration Statement on Form S-11
Filed April 2, 2015
File No. 333-203210

Dear Ms. Barros:

This letter is provided on behalf of Community Healthcare Trust Incorporated (the “Company”), in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated April 22, 2015 to Timothy G. Wallace with respect to the Company’s Registration Statement on Form S-11, File No. 333-203210, which was filed by the Company on April 2, 2015 (the “Registration Statement”).   The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes to the Registration Statement in response to the Staff’s comments set forth in the Comment Letter, as well as certain other changes.  We have enclosed with this letter a marked copy of Amendment No. 1, which reflects all changes to the Registration Statement.

We have discussed the Staff’s comments with representatives of the Company.  The Commission’s numbered comments are set forth below in italics, with the Company’s responses immediately following.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses below refer to Amendment No. 1.  Defined terms used herein and not otherwise defined herein have the meanings given to them in Amendment No. 1.

* * * * *

Distribution Policy, page 57

1.                                      Comment:  We note your response to comments 5 and 6.  Consistent with your response, please revise to clarify why you have not included the adjustments referenced in those comments and the reason for the omission.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 58 of Amendment No. 1 to add line items in the table setting forth estimated tenant improvements, leasing commissions and capital expenditures and estimated  additional general and administrative costs.

2.                                      Comment:  We note your response to comments 5 and 6.  We note that 19 leases are scheduled to expire in 2016, which represents 26.2% of your revenue.  Please tell us what percentage of your total annualized lease revenue will expire in each of the quarters in 2016.

Response:  In response to the Staff’s comment, please see below a chart setting forth the lease expirations set to occur in each quarter of 2016, along with the square footage and annual lease revenue associated with such expiring leases:

Quarter	Square Feet (#)	Annualized Lease Revenue ($)	Current Year Percent (%)	Total Percent (%)
First Quarter	10,500	187,767	6.0	1.58
Second Quarter	46,141	875,905	28.1	7.35
Third Quarter	58,940	1,206,526	38.7	10.12
Fourth Quarter	42,106	850,509	27.3	7.14
Totals	157,687	3,120,707	100.0	26.2

3.                                      Comment:  We note your response to comments 5 and 6 and that based on management’s historical experience and initial conversations with tenants, you anticipate that most of this space will be renewed with minimal tenant improvements or leasing commissions.  To the extent that the leases expiring in the next 12 months would have a material impact on your Estimated Cash Available for Distributions, please tell us how your assumption that most of the leases expiring in the next 12 months will be renewed is consistent with the 3-year historical retention rate for these properties.  Additionally, to the extent material, please quantify for us your historical experience with respect to incurring tenant improvements or leasing commission for renewing leases at these properties.  We may have further comment.

Response:  In response to the Staff’s comment, the Company does not believe that leases renewing during the next 12 months will have a material impact on its Estimated Cash Available for Distribution.  The Company respectfully advises the Staff that there are 10 leases, representing approximately 30,000 square feet, expiring in the next 12 months.  These leases represent less than 5% of both leasable square feet and annualized base rent.

In addition, based on its due diligence review in connection with the acquisition of the Initial Properties, the Company has determined that there were five leases, representing approximately 16,500 square feet, that renewed during 2014.  Based on this review, the amount of capital expenditures incurred by the current owners for leasing commissions and tenant improvements during 2014 was approximately $1,500.

Furthermore, with respect to the property where there is one lease that is imminent for renewal, the Company has been advised by the existing owner that the renewal has been negotiated with the tenant with no requirement for additional capital expenditures.

The Company has quantified historical information to the extent it has been available.  As it relates to providing a three year historical average of recurring capital expenditures, the Company respectfully advises the Staff that all of the Initial Properties are being acquired from unrelated parties and the Company does not have sufficient information from which a schedule of capital expenditures for the prior three years can be prepared.  However, the Company has received some information related to capital expenditures for certain of the properties incurred during 2012 and 2013, and nothing has come to the Company’s attention to cause the Company to believe that the Company’s estimate of capital expenditures included in Amendment No. 1 is materially different from the historical capital expenditure experience for the Initial Properties during 2014.

4.                                      Comment:  We note your response to our comment 5 that existing owners expended only a minimal amount of capital expenditures during 2014 and that you expect that the Company will be responsible for minimal recurring capital expenditures, if any.  Please tell us the amount of capital expenditures that were incurred during 2014.  Further, please provide us with the three year historical average of recurring capital expenditures for these properties.  We may have further comment.

Response:  In response to the Staff’s comment, the Company respectfully advises the Staff that, based upon its due diligence review in connection with the acquisition of the Initial Properties, unreimbursed capital expenditures incurred by current owners of the Initial Properties during 2014 were approximately $32,000 in the aggregate.  As noted in, and for the reasons described in, Response No. 3 above, the Company is unable to derive a three year historical average of recurring capital expenditures for the Initial Properties.  However, nothing has come to the Company’s attention to cause the Company to believe that the Company’s estimate of capital expenditures included in Amendment No. 1 is materially different from the historical capital expenditure experience for the Initial Properties during 2014.

5.                                      Comment:  It appears from the disclosure in the first paragraph on page 58 that the calculation of estimated CAD includes recurring capital expenditures.  Please revise to clarify how your calculation reflects these expenditures.

Response:  In response to the Staff’s comment, the Company has added a line item in the table on page 58 of Amendment No. 1 setting forth estimated tenant improvements, leasing commissions and capital expenditures.

6.                                      Comment:  Please tell us why you refer to FFO in footnote (1) to the table on page 58 given that it is not presented in your calculation of estimated CAD.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 58 of Amendment No. 1 to delete footnote (1) to the table on that page.

7.                                      Comment:  We note your response to comment 7.  Please further revise the line item ‘Estimated cash available for distribution for the year ended December 31, 2014’ to refer to it ‘as adjusted.’

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 58 of Amendment No. 1.

8.                                      Comment:  We note your disclosure in footnote (1) on page 58 that states cash available for distribution is intended to measure a REIT’s cash flow generated by operations and available to pay dividends.  Please tell us if you intend to present CAD in future filings.  If so, please note if you view CAD as a liquidity measure, it should be reconciled to a comparable GAAP liquidity measure.  If you do not intend to present CAD in future filings, please tell us the purpose of including the discussion of CAD in this footnote.  We note that estimated CAD for purposes of the Dividend Policy section indicates that estimated CAD is not a liquidity measure, but it appears that you view CAD as a liquidity measure.  Please tell us how you were able to determine that estimated CAD is not a liquidity measure but CAD is a liquidity measure.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 58 of Amendment No. 1 to delete footnote (1) on that page. The Company respectfully advises the Staff that the Company does not view CAD as a liquidity measure.  Instead, the Company views CAD as a cash flow measure and has reconciled CAD to GAAP net income.  The Company has presented this information in an effort to illustrate for potential investors the calculation of estimated cash available for distribution based on the Company’s pro forma operating results. Consistent with the approach taken by other public REITs, the Company does not anticipate presenting this measure in future filings, but will disclose in future periodic reports the actual amounts of distributions paid during each applicable period.

Financial Statements

Unaudited Pro Forma Consolidated Financial Statements, page F-3

9.                                      Comment:  We note your revisions to your Rule 3-14 financial statements indicate that certain amounts in rental revenue include operating expense recoveries.  Please revise your Pro Forma Consolidated Statement of Income and your Rule 3-14 financial statements to disaggregate rental income and operating expense recoveries.

Response:  In response to the Staff’s comment, the Company has revised the disclosure to disaggregate rental income and operating expense recoveries in the Pro Forma Consolidated Statements of Income on pages F-5 and F-6 of Amendment No. 1 and in the Rule 3-14 financial statements on pages F-23, F-27, F-31, F-35, F-39, F-43, F-47, F-51, F-55, F-59, F-63 and F-68 of Amendment No. 1.

10.                               Comment:  We note your response to comment 19.  As previously requested, please revise to include a column reflecting the historical result of operations of the Initial Properties separate from pro forma adjustments resulting from business combination accounting and other assumptions.  For example, as indicated in your response to comment 5, renewals and replacements of leases that expired during the past 12 months have been reflected in the pro forma calculation; thus, your adjustment (5) for rental income should be disaggregated based on historical rental income and adjustments to historical rental income.  Your revision to your filing should include your basis for any adjustments to historical amounts.

Response:  In response to the Staff’s comment and pursuant to a conversation with the Staff on Thursday, April 23, 2015, the Company has revised the disclosure on pages F-4, F-5 and F-6 of Amendment No. 1 to include the following five columns in its presentation of its pro forma financial statements: “Historical”, “Adjustments Related to the Offering”, “Adjustments Related to the Historic Operation of the Initial Properties”, “Adjustments Related to the Business Combinations of the Initial Properties”, and “As Adjusted for the Offering and Acquisition of Initial Properties.”

11.                               Comment:  We note your response to comment 22.  Please tell us how you considered the tenant improvements, if any, in your allocation of the purchase price.

Response:  In response to the Staff’s comment, the Company has revised the disclosure in footnote (2) to the Unaudited Pro Forma Consolidated Financial Statements on page F-7 and Note 3 to the Consolidated Financial Statements on pages F-18 and F-19 of Amendment No. 1.  In addition, the Company respectfully advises the Staff that, upon the acquisition of a property, the Company does not anticipate valuing tenant improvements separately from the building.  The Company anticipates valuing, as needed, an intangible asset for tenant improvement costs avoided based upon the methodology described in the footnotes.

12.                               Comment:  We note your response to comment 23.  Please revise to clarify that you are not giving effect to the credit facility because you have not received commitments from any lenders consistent with your response to comment 11 and disclosure on page 68.

Response:  In response to the Staff’s comment, the Company has revised its disclosure in footnote 4 on page F-8 of Amendment No. 1. As of the date of this letter, the Company has not received binding commitments from any lenders for the anticipated credit facility;

however, the Company has received a non-binding term sheet as of the date of this letter and has revised the disclosure concerning the anticipated credit facility to reflect the provisions set forth in the non-binding term sheet on pages 6, 39, 68-69, 84, and 135 of Amendment No. 1.

13.                               Comment:  We note your response to comment 25.  Please expand footnote (7) to disclose the range of amortization periods and average amortization period for intangible assets.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page F-8 of Amendment No. 1.

14.                               Comment:  We note your response to comment 26 and your revision to footnote (8).  We note that this adjustment gives effect to the expected incremental costs of being a public company, certain components of the adjustment for general and administrative expenses are based on estimates and management’s prior experience managing a public REIT, and anticipated property visits.  The above items do not appear to be factually supportable.  Accordingly, please revise to exclude the expenses that are not factually supportable.  However, you may disclose your estimate of the items that are not factually supportable in a footnote.

Response:  In response to the Staff’s comments, the Company has revised the disclosure on page F-9 of Amendment No. 1.

Community Healthcare Trust Incorporated Consolidated Financial Statements

Notes to Consolidated Financial Statements

Purchase of Investment Properties, page F-16

15.                               Comment:  We note your response to comment 27 and your revision to Note 3 on page F-17.  Please revise to clarify how you determine if the intangible should include any fixed rate renewal options.

Response:  In response to the Staff’s comment, the Company has revised the disclosure in footnote (2) to the Unaudited Pro Forma Consolidated Financial Statements on page F-7 and the disclosure in Note 3 to the Consolidated Financial Statements on pages F-18 and F-19 of Amendment No. 1.

16.                               Comment:  We note your response to comment 29.  We await the inclusion of audited Regulation S-X Rule 3-14 financial statements for Provena Medical Center for the three months ended March 31, 2015 in your next amendment to the registration statement.  We refer you to the letter of the Division of Corporation Finance, Chief Accountant’s Office, dated March 31, 2015 in response to your Rule 3-14 waiver request.

Response:  In response to the Staff’s comment, the Company has included Regulation S-X Rule 3-14 financial statements for Provena Medical Center for the three months ended March 31, 2015 in addition to the previously-provided Regulation S-X Rule 3-14 financial statements for Provena Medical Center for the six months ended December 31, 2014 on pages F-61 through F-65 of Amendment No. 1.

Exhibits

17.                               Comment:  We note that you have entered into purchase agreements to acquire the Initial Portfolio.  Please include these agreements as exhibits to the registration statement or tell us why you believe they are not required.

Response:

Response:   In response to the Staff’s comments, the Company respectfully advises the Staff that no single purchase agreement entered into by the Company to acquire an Initial Property (each a “Purchase Agreement”) is, on an individual basis, a material agreement with respect to the Company in accordance with Item 601 of Regulation S-K based on an analysis of factors established by relevant case law and published guidance issued by the Staff, as discussed further below.

Items 601(b)(2) and (10) of Regulation S-K require that material plans of acquisition and contracts not made in the ordinary course of business which are material to the registrant and are to be performed in whole or in part at or after the filing of an applicable registration statement, subject to certain exceptions, be filed as exhibits to, among other things, registration statements on Form S-11.

The term “material” is not defined under Items 601(b)(2) or (10) of Regulation S-K. Registrants must instead look to general standards of materiality defined in rules promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), written judicial decisions, and published administrative guidance, when assessing whether a contract is material and disclosure is required. In this regard, the Staff, citing TSC Industries v. Northway, Inc., 426 U.S. 438, 449 (1976), and Basic, Inc. v. Levinson, 485 U.S. 224, 231 (1988), has stated that information is material if “there is a substantial likelihood that a reasonable shareholder would consider it important in making an investment decision. To fulfill the materiality requirement, there must be a substantial likelihood that a fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.” [Citations omitted.] SEC Release No. 33-7881 (Aug. 15, 2000); see also Securities Act Rule 405, § 17 C.F.R. 230.405; Exchange Act Rule 12b-2, 17 C.F.R. § 240.12b-2. The Staff has advised against making materiality determinations through the application of any single quantitative formula, stating that both quantitative and qualitative factors must be taken into account. See generally SEC Staff Accounting Bulletin No. 99 (Aug. 12, 1999).

Based on the foregoing and after assessing the relevant facts and circumstances, the Company has concluded that a reasonable investor would not consider any individual Purchase Agreement to be material in amount or significance in the context of making an investment decision concerning the Company’s common stock. Furthermore, the Company determined that the purchase price of each individual Purchase Agreement is not of a nature or magnitude that would, on an individual basis, be material to the Company or prospective investors. The consideration paid pursuant to each Purchase Agreement will range from $600,000.00 to $9,000,000.00.  In this regard, the consideration paid pursuant to each Purchase Agreement will only equal between 0.5% and 7.8% of the Company’s assets, on a pro forma basis, and the Company concluded that each Purchase Agreement, on an individual basis, does not constitute a material portion of its business.  Based on these considerations, the Company believes that each individual Purchase Agreement is not quantitatively material to the Company’s business.

In addition to the quantitative materiality tests discussed above, the Company determined that there were no qualitative factors present that would support a materiality conclusion with respect to any individual Purchase Agreement because, among other factors, the inability to consummate the acquisition of any single property subject to a Purchase Agreement would not have a material impact on the Company’s business or future results of operations.  Furthermore, no individual Purchase Agreement is critical to the future development of the Company’s business, and no acquisition is a material departure from the Company’s pre-existing strategic plan.  For these reasons, the Company has concluded that no individual Purchase Agreement is material to the Company.

For the reasons discussed above, we respectfully submit that no individual Purchase Agreement is a material contract of the Company and, therefore, the Company is not required to file any Purchase Agreement as an exhibit to the Registration Statement under Items 601(b)(2) or (10) of Regulation S-K.

* * * * *

The Company acknowledges that:

•                              the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                              Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                              the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that Company has been responsive to the Commission’s comments.  If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at (615) 726-5607.

Sincerely,

BAKER, DONELSON, BEARMAN, CALDWELL & BERKOWITZ, PC

/s/ Tonya Mitchem Grindon

Tonya Mitchem Grindon
Authorized Representative

Enclosure

cc:                                Timothy G. Wallace, Community Healthcare Trust Incorporated

J. Allen Roberts, Baker, Donelson, Bearman, Caldwell & Berkowitz, PC

Justin Salon, Morrison & Foerster LLP